FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 3, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On April 14, 2006, Pixelplus Co., Ltd. (the “Company”) submitted the audited non-consolidated financial statements as of and for the year ended December 31, 2005, prepared and presented in accordance with generally accepted accounting principles in Korea (“Korean GAAP”) to the Financial Supervisory Service of Korea as required under Korean law. A summary in the form of an audit report release is furnished as Exhibit 99.1 to this report.

On May 2, 2006, the Company issued a press release which is furnished as Exhibit 99.2 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXELPLUS CO., LTD.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

Date: May 3, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Audit report release of certain financial information as of and for the year ended December 31, 2005, prepared in accordance with Korean GAAP

99.2	Press release dated May 2, 2006 regarding the Company’s announcement of a key design win for its 1/11 inch CIF image sensor

Exhibit 99.1

Audit Report Release

1. Name of External Auditor		Samil PricewaterhouseCoopers
2. Date Audit Report Received		03/31/2006
3. External Auditor’s Opinion and Condensed Non-Consolidated Financial Statements Based on Korean GAAP		Current Fiscal Year	Previous Fiscal Year
a. External Auditor’s Opinion		Unqualified	Unqualified
b. Condensed Non-Consolidated Financial Statements Based on Korean GAAP (Korean won)	- Total Assets	53,008,792,428	16,200,544,085
	- Total Liabilities	20,037,981,912	15,594,419,942
	- Total Shareholders’ Equity	32,970,810,516	606,124,143
	- Sales	38,921,206,716	35,625,668,873
	- Operating Income	2,121,306,110	-3,352,543,503
	- Ordinary Income	970,565,046	-4,490,993,575
	- Net Income	970,565,046	-4,725,474,431
	- Total Shareholders’ Equity/Capital Stock Ratio (%)	1,089.0	30.0

*	This audit report release was prepared and is presented in accordance with Korean GAAP. Significant differences exist between Korean GAAP and U.S. GAAP, including accounting principals with respect to consolidation of financial results of any subsidiary, which might be material to the non-consolidated financial information provided in this release. Investors should rely on the financial results of Pixleplus Co., Ltd. prepared and presented in accordance with U.S. GAAP.

Exhibit 99.2

Press Release

Pixelplus Announces a Key Design Win for Its 1/11 Inch CIF Image Sensor, One of The Industry’s Smallest

Tuesday May 2, 2006

SEOUL, South Korea, May 2 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL—News), a leading fabless semiconductor company that designs, develops and markets complementary metal oxide semiconductor (“CMOS”) image sensors for various imaging applications, announced today that the Company obtained a design win to furnish its highly customized PO3010K common intermediate format (“CIF”) image sensor to one of the leading CMOS camera module providers in the industry.

Pixelplus’ PO3010K CIF image sensor, which incorporates an image signal processing engine to enhance overall image quality, is one of the industry’s smallest and most compact with an optical size of 1/11 inch.

Pixelplus developed the PO3010K CIF image sensor in response to the increasing demand for ultra compact camera modules embedded in mobile devices such as third generation (“3G”) mobile phones with dual camera functionality. The Company is aggressively seeking design wins from other CMOS camera module providers in the mobile phone applications market as well as non-mobile applications markets.

“Once again, this milestone has demonstrated that our fabless operations and design expertise are ideally suited to address the shifting needs of our customers and users,” said Dr. Sang-Soo Lee, Chief Technology Officer of Pixelplus. “We are very proud to be a part of the continuing innovation of cutting edge technology in the mobile devices market.”

The CIF image sensor supports full-motion video capture of thirty frames per second with power consumption of 10.8 mili watt. Not only does Pixelplus’ CIF image sensor reduce optical formfactor, but it also has incorporated further advances in various image processing algorithms as a System-on-a-Chip image sensor, including functionalities pertaining to defect correction, lens shading correction, gamma correction, color correction, color interpolation, sharpening filter, low pass filter, backlight compensation, auto exposure, auto white balance, windowing, scaling, and 50/60 hertz flicker cancellation.

The PO3010K comes in 32-pin, CLCC and COB packages, both of which are now available for volume production.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high- resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and security and surveillance system applications. As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption. For more information, please visit the Company’s Web site at www.pixelplus.com.

Forward Looking Statement

This press release contains certain statements, including statements regarding the performance, achievements and capabilities of and demand for Pixelplus’ PO3010K CMOS image sensor, that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward- looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. These risks and uncertainties, which could cause the forward-looking statements and Pixelplus’ results to differ materially, include, without limitation: potential errors, design flaws or any other problems with the PO3010K CMOS image sensor; risks associated with building customer acceptance of and demand for the PO3010K CMOS image sensor; the development of the market for CMOS image sensors in the camera phone market, as well as in markets for other mobile applications incorporating image sensors; the rapid changes in technical requirements for camera phone products; competitive risks; as well as any other risks detailed from time to time in Pixelplus’ filings and reports to the U. S. Securities and Exchange Commission. Pixelplus expressly disclaims any obligation to update information contained in any forward-looking statement whether as a result of new information, future events or otherwise.

Contact Details:

Shane Y. Hong

Investment Relations Officer

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

(82-31) 600-5300

Taylor Rafferty

Min Kim, Taylor Rafferty (Seoul) at (82-2) 2000-5753

Yuhau Lin, Taylor Rafferty (Tokyo) at (81-3) 5733-2620

Luis Severiano, Taylor Rafferty (New York) at (1-212) 889-4350

Erin Gordon, Taylor Rafferty (London) at (44-20) 7614-2900

Email: pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.